BAKER & MCKENZIE

東京青山・青木・狛法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Koma Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2 chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

08003166

File No. 82-34816
May 30, 2008

SUPPL

SEC Mail Processing Section
JUN 09 2008
Washington, DC
101

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Change in Major Shareholder (Dated May 22, 2008)

- Notice of Corrections to the "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007" and the "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2008" (Dated May 22, 2008)

- Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2009 and the Recording of an Extraordinary Gain of the Company's Subsidiary (TMS Entertainment, Ltd.) (Dated May 23, 2008)

PROCESSED
JUN 12 2008
THOMSON REUTERS

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

File No. 82-34816
May 22, 2008

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Change in Major Shareholder

Notice is hereby given that there was a change in the major shareholder of SEGA SAMMY HOLDINGS INC. (the "Company"), as described below:

Description

1. Background of the change

The following shareholder filed with the Kanto Local Finance Bureau a report to amend the report on the holding of a large amount of shares dated December 20, 2007, which resulted in its shareholding ratio of 10% or more. Consequently, such change in the major shareholder of the Company was confirmed by the Company.

2. Name of the shareholder, etc.

(1) Name: Mackenzie Cundill Investment Management Ltd.

(2) Head office: 2150-1055, West Georgia Street, Vancouver, British Columbia, Canada V6E 3R5

(3) Representative: Lisa Pankratz

(4) Main business: Portfolio management

3. Number of shares (voting rights) held by the shareholder and the ratio thereof to the number of voting rights of all the shareholders

	Number of voting rights (Number of shares)	Ratio thereof to the number of voting rights of all the shareholders	Large shareholder ranking
Before the change (as of October 15, 2007)	241,411 rights (24,141,100 shares)	9.67%	Second
After the change	280,198 rights (28,019,800 shares)	11.23%	Second

Note 1: Number of shares excluded from the total number of shares issued as shares without voting rights: 33,691,776 shares (as of September 30, 2007)

Number of shares issued as of September 30, 2007: 283,229,476 shares

Note 2: The above-listed ratio thereof to the number of voting rights of all the shareholders was calculated on the basis of 2,495,347 voting rights as of September 30, 2007 and the ratios thereof to the total number of 2,496,030 voting rights as of March 31, 2008 were 9.67% before the change and 11.23% after the change.

Note 3: The report to amend the report on the holding of a large amount of shares filed on December 20, 2007 stated that the filing party, Mackenzie Cundill Investment Management Ltd., held 28,019,800 shares and Mackenzie Financial Corporation, in their joint names, held 42,500 shares.

Note 4: The above list was prepared based on the report to amend the report on the holding of a large amount of shares filed by the above-mentioned shareholder and the Company has confirmed no beneficial ownerships of the number of shares held in the name of the above-mentioned corporation. The large shareholder ranking was made based on the register of shareholders as of September 30, 2007.

4. Date of the change

December 14, 2007

5. Future outlook

This notice is made based on a report to amend the report on the holding of a large amount of shares. Hence, there is nothing to be specifically described as to the future outlook.

- END -

(Translation)

File No. 82-34816
May 22, 2008

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Corrections to the "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007"and the "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2008"

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") has made correction of some errors in the "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007" (publicized on May 11, 2007) and the "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2008" (publicized on May 13, 2008), as described below:

Description

1. Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007

1) Section to be corrected:

"2. Cash dividends" on p.2

2) Item to be corrected:
(Before correction)

	Cash dividends per share			Total dividends paid (annual)	Payout ratio (Consolidated)	Dividends paid to net assets (Consolidated)
	Interim	Year-end	For the year			
	Yen	Yen	Yen	Millions of Yen	%	%
Year ended March 31, 2006	50.00	30.00	80.00	14,063	30.6	4.8
Year ended March 31, 2007	30.00	30.00	60.00	15,118	34.8	4.6
Year ended March 31, 2008 (plan)	30.00	30.00	60.00	—	43.2	—

(After correction)

	Cash dividends per share			Total dividends paid (annual)	Payout ratio (Consolidated)	Dividends paid to net assets (Consolidated)
	Interim	Year-end	For the year			
	Yen	Yen	Yen	Millions of Yen	%	%
Year ended March 31, 2006	50.00	30.00	80.00	14,063	30.6	4.8
Year ended March 31, 2007	30.00	30.00	60.00	<u>15,117</u>	34.8	4.6
Year ended March 31, 2008 (plan)	30.00	30.00	60.00	—	43.2	—

2. Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2008

1) Section to be corrected:

"2. Cash dividends" on p.2

2) Item to be corrected:

(Before correction)

	Cash dividends per share			Total dividends paid (annual)	Payout ratio (Consolidated)	Dividends paid to net assets (Consolidated)
	Interim	Year-end	For the year			
	Yen	Yen	Yen	Millions of Yen	%	%
Year ended March 31, 2007	30.00	30.00	60.00	<u>15,118</u>	34.8	4.6
Year ended March 31, 2008	30.00	15.00	45.00	<u>15,116</u>	-	3.8
Year ended March 31, 2009 (plan)	15.00	15.00	30.00	—	151.1	—

(After correction)

	Cash dividends per share			Total dividends paid (annual)	Payout ratio (Consolidated)	Dividends paid to net assets (Consolidated)
	Interim	Year-end	For the year			
	Yen	Yen	Yen	Millions of Yen	%	%
Year ended March 31, 2007	30.00	30.00	60.00	<u>15,117</u>	34.8	4.6
Year ended March 31, 2008	30.00	15.00	45.00	<u>11,337</u>	—	3.8
Year ended March 31, 2009 (plan)	15.00	15.00	30.00	—	151.1	—

Corrections are shown by underlines.

These corrections are made as the amounts of dividends paid for the relevant fiscal years were misidentified.

- END -

(Translation) **File No. 82-34816**

May 23, 2008

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)	
Further inquiry:	Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2009 and the Recording of an Extraordinary Gain of the Company's Subsidiary (TMS Entertainment, Ltd.)

TMS Entertainment, Ltd. ("TMS"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), made an announcement on the conclusion of a final agreement to assign by transfer its amusement business and the spinning of its amusement business division by a corporate separation, as of the date hereof.

Accordingly, notice is hereby given that TMS made an announcement on adjustment to the forecasts of its whole-year consolidated and non-consolidated operating results for the year ending March 31, 2009 (from April 1, 2008 to March 31, 2009), which was publicized in its "Consolidated and Non-Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2008" on May 9, 2008, and the recording of an extraordinary gain, as described in the attachment hereto.

The adjustment will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

<<Attached material: Press release of TMS Entertainment, Ltd. "Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2009 and the Recording of an Extraordinary Gain">>

\- E N D -

(Translation)

May 23, 2008

Dear Sirs,

Name of Company: TMS Entertainment, Ltd.

Name of Representative: Masanori Koga, President and Representative Director

Code No: 3585

Listing Exchange: Nagoya Stock Exchange 2nd Section

Further Inquiry: Katsuhiro Yamada, Managing Director and Division Manager, Administration Division (TEL: 03-5325-9111)

Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2009 and the Recording of an Extraordinary Gain

Notice is hereby given that TMS Entertainment, Ltd. (the "Company") has made adjustment to the forecasts of its whole-year operating results for the year ending March 31, 2009 (from April 1, 2008 to March 31, 2009), which was given at the time of publication of its financial statements on May 9, 2008, and the recording of an extraordinary gain, as described below:

Description

1. Adjustment to the forecast of the consolidated operating results for the year ending March 31, 2009

(1) For the whole-year period (from April 1, 2008 to March 31, 2009):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	16,070	970	1,000	550	¥13.01
Adjusted forecast (B)	13,630	680	700	720	¥17.04
Amount of increase or decrease (B-A)	(-) 2,440	(-) 290	(-) 300	170	¥4.03
Rate of increase or decrease	(-) 15.2%	(-) 29.9%	(-) 30.0%	30.9%	30.9%
(For reference) Operating results for the year ended March 31, 2008	14,970	880	862	528	¥12.43

(2) Reason for the adjustment:

The Company plans to assign by transfer its amusement business to a new company incorporated by the Company by a corporate separation and transfer the shares of the new company to GEO Corporation, as of October 1, 2008.

Accordingly, net sales, operating income and ordinary income are expected to decrease ¥2,440 million, ¥290 million and ¥300 million, respectively, from the previous forecast.

On the other hand, net income is expected to increase ¥170 million from the previous forecast due to the recording of an extraordinary gain on the said assignment in spite of the said decrease in ordinary income.

For further information on the assignment, please refer to the "Conclusion of a Master Agreement on the Assignment by Transfer of the Amusement Business" publicized on May 9, 2008 and the "Notice of the Conclusion of a Final Agreement to Assign by Transfer Amusement Business and the Spinning of Amusement Business Division by a Corporate Separation" publicized today.

(3) For the interim period (from April 1, 2008 to September 30, 2008):

There is no change in the forecast given at the time of publication of its financial statements on May 9, 2008.

2. Adjustment to the forecast of the non-consolidated operating results for the year ending March 31, 2009

(1) For the whole-year period (from April 1, 2008 to March 31, 2009):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	15,350	850	910	500	¥11.83
Adjusted forecast (B)	12,910	560	610	670	¥15.85
Amount of increase or decrease (B-A)	(-) 2,440	(-) 290	(-) 300	170	¥4.02
Rate of increase or decrease	(-) 15.9%	(-) 34.1%	(-) 33.0%	34.0%	34.0%
(For reference) Operating results for the year ended March 31, 2008	14,589	819	839	512	¥12.04

(2) Reason for the adjustment:

Due to the same reason for the adjustment to the forecast of the consolidated operating results, net sales, operating income and ordinary income are expected to decrease ¥2,440 million, ¥290 million and ¥300 million, respectively, from the previous forecast.

On the other hand, net income is expected to increase ¥170 million from the previous forecast due to the same reason for the adjustment to the forecast of the consolidated operating results.

(3) For the interim period (from April 1, 2008 to September 30, 2008):

There is no change in the forecast given at the time of publication of its financial statements on May 9, 2008.

3. Recording of an extraordinary gain

As a result of the assignment by transfer of its amusement business, the Company expects to record an extraordinary gain of ¥530 million for the third quarter of the fiscal year on a consolidated and non-consolidated basis.

As to the effect thereof on the operating results, please refer to the forecasts of the operating results described in Sections 1 and 2 above.

* The above forecasts of operating results are made based on the information available to management as of the date hereof. Actual results may differ from the projected figures due to a variety of factors in the future.

- END -

END